HESTIA INSIGHT INC.	400 S. 4th Street Suite 500 Las Vegas, NV 89101

January 20, 2021

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: Linda Cvrkel

Doug Jones

Scott Anderegg

Jennifer Lopez-Molina

Re:	Hestia Insight Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed December 31, 2020
File No. 024-11289

Dear Sir or Madam:

Hestia Insight Inc. (the “Company”) is filing amendment number 3 (the “Amendment”) to the Offering Statement on Form 1-A/A (the “Offering Statement”) in response to your recent review letter addressed to Edward Lee, Chief Executive Officer of the Company, dated January 15, 2021 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Offering Statement on Form 1-A as amended on December 31, 2020

Our Business Objectives, page 4

1. We note your response to comment 1 and your explanation why, at this time, you do not believe you are an investment company. In view of your business practice of taking and holding investment securities as compensation for consulting services, please add a new risk factor to the offering circular that discusses the risks associated with you falling within the definition of investment company, notwithstanding your efforts to structure and operate your business in a manner that avoids investment company status.

We have added a risk factor regarding the Company potentially falling within the definition of an investment company, despite its efforts.

Dilution, page 14

2. We have reviewed your response to comment 3 and your revised dilution computations but they continue to appear incorrect. It appears your computations should be revised as follows:

• The number of Common Stock outstanding on August 31, 2020 disclosed in the second paragraph on page 14 should be 27,904,200 rather than 27,910,200.

• The increase per common share attributable to investors in the offering should be calculated as the difference between the pro forma net tangible book value per common share after the offering less the net tangible book value per common share before the offering.

• The dilution to investors in the offering should be calculated as the offering price less the pro forma net tangible book value per common share after the offering.

Please revise all columns for the above, including the line for dilution as a percentage of the offering price, as appropriate.

We have revised the page 14 share amount and all of the columns of the table in Dilution as appropriate in accordance with your instructions.

3. The percentage of new investors shares to total shares outstanding assuming 25% of Shares Sold and Warrant Shares Exercised should be 4.2% rather than .2%. Please revise.

We have revised the percentage to 4.2%

Management's Discussion and Analysis and Results of Operations

Periods Ended August 31, 2020 Compared to August 31, 2019, page 18

4. We have reviewed your response to comment 4 and your changes to MD&A and reissue our comment. You continue to state the increase in net income for the three months ended August 31, 2020 as compared to the same period in 2019 is due to a "decrease in legal and professional expenses". However, under "Expenses" you continue to state the increase in expenses for the three months ended August 31, 2020 compared to the same period in 2019 is due to an "increase in legal and professional expenses". Please reconcile and revise your discussion as appropriate.

We have reconciled the disclosure so that it is consistent in the Registration Statement regarding the change in fees.

We have revised our comments to state that the increase is primarily due to “an increase of $45,836 in realized gains listed as other income/(expense) in 2020 compared to $0 realized gains for the three months ended August 31, 2019. As we state in our answer to #5 below, we have now disclosed in detail the nature and terms of the equity investment transaction in the MD&A section.

Interim Financial Statements

Consolidated Statements of Operations, page F-2

5. We have reviewed your response and revisions to Note 2 in response to comment 7 and reissue in part our prior comment. We continue to note the presentation of Realized Gains on Equity Investments of $45,836 and $48,240 in your statements of operations for the three and nine months ended August 31, 2020, respectively. Please revise the notes to your financial statements to disclose the nature and terms of the transactions which generated these realized gains.

We have now disclosed in detail the nature and terms of the equity investment transaction in the MD&A section and we have updated Note #3 to our financial statements for the period ending August 31, 2020 to disclose the nature and terms of the transactions.

Consolidated Statements of Cash Flows, page F-3

6. It appears the lines for "realized loss (gain) on investment equities" and "unrealized loss (gain) on investment equities" presented in investing activities should be reported in operating activities. Please revise as appropriate.

The Company is a consulting company, not an investment company. Therefore, as more fully explained in the updated responses in the MD&A section referenced in our answers to #4 above, the only amounts that are recorded in “realized loss (gain) on investment equities” are from the sale of equities held for investment and the only amounts that are recorded in the “unrealized loss (gain) on investment equities” are from the changes in Fair Value from equities held for investment. As explained in our Revenue Recognition policies in our notes to the financial statements, the Fair Value of any equity securities that we receive as Origination Fees (or in the future if there is any Consulting Income) is recorded as Origination Fees (or Consulting Income) and the amount is determined as the value of the stock on the sooner of the first date the Company receives the stock without a restricted stock legend, or the first date the Company can otherwise ascertain the readily determinable value of the stock. Any change in the Fair Value after the first date the Company receives the stock without a restricted stock legend or the first date the Company can otherwise ascertain the readily determinable value of the stock is recorded as “unrealized loss (gain) on investment equities” or if the securities are sold, then as “realized loss (gain) on investment equities.”

Hestia Insight Inc. Audited Annual Financial Statements

Consolidated Statements of Stockholders' Equity, page F-18

7. Based on the sum within the column and information elsewhere in the filing, appears the number of Common Stock at November 30, 2019 should be 27,904,200 rather than the 27,910,200 reported. Please revise here and elsewhere as appropriate.

We have revised the number of Common Stock throughout the Registration Statement for consistency and accuracy.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Edward Lee
Edward Lee